EXHIBIT 21.1

List of Subsidiaries of Longevity Health Holdings, Inc.

(registrant)

The following are the subsidiaries of the Registrant, Carmell Corporation as of December 31, 2024.

Name	State of Incorporation
Carmell Regen Med Corporation (a wholly-owned subsidiary of the registrant)	Delaware
Carmell Cosmetics Corporation (a wholly-owned subsidiary of the registrant)	Delaware
Elevai Skincare, Inc. (formerly Cutis Cura Corporation) (a wholly-owned subsidiary of the registrant)	Delaware